UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

JUST ENERGY GROUP INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48213W101
(CUSIP Number)

James A. Pattison
Suite 1800
1607 West Cordova Street
Vancouver, British Columbia V6C 1C7
(604) 688-6764

Copies to:

Nick Desmarais
Suite 1800
1607 West Cordova Street
Vancouver, British Columbia V6C 1C7
(604) 688-6764

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213W101	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS James A. Pattison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): *
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	25,030,248
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	25,030,248
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,030,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.98%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 48213W101	13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS Jim Pattison Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): *
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	23,030,248
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	23,030,248
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,030,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.70%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 48213W101	13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS Great Pacific Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): *
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	23,080,248
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	23,080,248
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,080,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.70%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 48213W101	13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS Great Pacific Financial Services Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): *
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,040,788
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,040,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.71%
14	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE:  This Schedule 13D supersedes the Schedule 13G, as last amended by Amendment No. 3 dated February 11, 2015, previously filed by James A. Pattison and Jim Pattison Ltd. relating to shares of Common Stock of Just Energy Group Inc.

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock, no par value (the “Common Stock”), of Just Energy Group Inc., a corporation organized and existing under the laws of Canada (the “Issuer”).  The address of the principal executive offices of the Issuer is 6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6.

Item 2.  Identity and Background.

This Schedule 13D is filed by James A. Pattison, a Canadian citizen residing in the Province of British Columbia, Jim Pattison Ltd., a British Columbia corporation, Great Pacific Capital Corporation, a British Columbia corporation ("GPCC") and Great Pacific Financial Services Ltd., a British Columbia corporation ("GPFS").  James A. Pattison is the controlling stockholder of Jim Pattison Ltd. Jim Pattison Ltd. is the sole stockholder of GPCC.  GPCC is the sole stockholder of GPFS.  Each of the foregoing is referred to collectively as the “Reporting Persons.”

The address of the principal business and principal office of each of the Reporting Persons is Suite 1800, 1607 West Cordova Street, Vancouver, British Columbia, Canada, V6C 1C7.

The principal business of Jim Pattison Ltd., GPCC and GPFS is to provide diversified, consumer-oriented products and services. James A. Pattison’s principal occupation is Chairman and Chief Executive Officer of The Jim Pattison Group, a diversified, consumer-oriented company.

Information required by Item 2 and General Instruction C to Schedule 13D concerning the executive officers and directors of the Reporting Persons (including name, position or affiliation with the Reporting Person, principal business address, principal occupation and citizenship (collectively, the “Listed Persons”)) is provided on Schedule I hereto and is incorporated by reference herein.  Except as disclosed herein, to the Reporting Persons’ knowledge, none of the Reporting Persons or Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The purchase of shares of Common Stock of the Issuer by the Reporting Persons was financed by working capital of each of the applicable Reporting Persons.

Item 4.  Purpose of Transaction.

The shares reported in this Statement were acquired by the Reporting Persons from time to time in open market transactions with a view towards investment.  The Reporting Persons review their investments in the Issuer on a continuing basis.  As part of this review, the Reporting Persons evaluate various alternatives that are or may become available with respect to the Issuer and its securities.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Issuer, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in subparagraphs (a)-(j) of this Item 4 of Schedule 13D.

In connection with the Issuer’s Annual General Meeting held on June 25, 2015 (the "Annual Meeting"),  Mr. Pattison recommended Messrs. Hollands and Barrington-Foote as possible directors to the Executive Chair of the Board.  Mr. Hollands currently serves as the Chief Executive Officer of HB Strategies Inc. (a company not affiliated with any of the Reporting Persons) and Mr. Barrington-Foote currently serves as Managing Director, Accounting of The Jim Pattison Group.  Messrs. Hollands and Barrington-Foote were included as nominees for director in the Issuer's Management Proxy Circular and were elected as directors of the Issuer at the Annual Meeting.

Except as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in the consequences listed in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The beneficial ownership percentage of the Reporting Persons is calculated based upon 146,664,804 shares of Common Stock of the Issuer reported to be outstanding as of June 23, 2015 as reported by the Toronto Stock Exchange and 717,046 shares of Common Stock issuable on conversion of the Issuer’s outstanding convertible debentures beneficially owned by GPFS.  The number of shares of Common Stock the Reporting Persons have the power to vote or the power to dispose or to direct the disposition of below is based on the assumption that all convertible debentures beneficially owned by GPFS are converted into shares of Common Stock. The information disclosed in response to Item 2 in this Statement is incorporated by reference herein.

1.	James A. Pattison
a.	Amount beneficially owned: 25,030,248 shares of Common Stock
b.	Percent of class: 16.98%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 25,030,248
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 25,030,248

Includes (i) 21,989,100 shares of Common Stock held directly by GPCC, which James A. Pattison indirectly controls as the controlling stockholder of Jim Pattison Ltd., the sole stockholder of GPCC; (ii) 323,742 shares of Common Stock held directly by GPFS and debentures currently convertible into 717,406 shares of Common Stock held directly by GPFS, which James A. Pattison indirectly controls as the controlling stockholder of Jim Pattison Ltd., which is the sole stockholder of GPCC, which in turn is the sole stockholder of GPFS; and (iii) 2,000,000 shares of Common Stock held directly by the Jim Pattison Foundation, of which Mr. Pattison is a trustee.  Mr. Pattison disclaims beneficial ownership of the shares of Common Stock listed in (iii).

2.	Jim Pattison Ltd.
a.	Amount beneficially owned: 23,030,248 shares of Common Stock
b.	Percent of class: 15.70%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 23,030,248
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 23,030,248

Includes (i) 21,989,100 shares of Common Stock held directly by GPCC, of which Jim Pattison Ltd. is the sole stockholder, and (ii) 323,742 shares of Common Stock held directly by GPFS and debentures currently convertible into 717,406 shares of Common Stock held directly by GPFS, of which GPCC is the sole stockholder.

3.	Great Pacific Capital Corporation
a.	Amount beneficially owned: 23,030,248 shares of Common Stock
b.	Percent of class: 15.70%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 23,030,248
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 23,030,248

Includes (i) 21,989,100 shares of Common Stock held directly by GPCC and (ii) 323,742 shares of Common Stock held directly by GPFS and debentures currently convertible into 717,406 shares of Common Stock held directly by GPFS, of which GPCC is the sole stockholder.

4.	Great Pacific Financial Services Ltd.
a.	Amount beneficially owned: 1,040,788 shares of Common Stock
b.	Percent of class: 0.71%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,040,788
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 1,040,788

Consists of 323,742 shares of Common Stock held directly by GPFS and debentures held directly by GPFS which are currently convertible into 717,406 shares of Common Stock.

GPCC and GPFS have made the following open-market purchases of shares of Common Stock of the Issuer during the past 60 days on the Toronto Stock Exchange:

Date	Purchaser	Number of Shares	Price Per Share
April 27, 2015	GPCC	419,400	CDN $6.5155
June 23, 2015	GPFS	323,742	CDN $6.5290

Other than the foregoing transactions, none of the Reporting Persons has effected any transaction in shares of Common Stock of the Issuer during the past 60 days.

(d) Not applicable
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description

7(a)	Joint Filing Agreement, dated June 25, 2015, by and between James A. Pattison, Jim Pattison Ltd., Great Pacific Financial Corporation and Great Pacific Financial Services Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 25, 2015

JAMES A. PATTISON

/s/ James A. Pattison

JIM PATTISON LTD.

By:	/s/ Nick Desmarais
Name:	NICK DESMARAIS
Title:	Secretary

GREAT PACIFIC CAPITAL CORPORATION

By:	/s/ Nick Desmarais
Name:	NICK DESMARAIS
Title:	Secretary

GREAT PACIFIC FINANCIAL SERVICES LTD.

By:	/s/ Nick Desmarais
Name:	NICK DESMARAIS
Title:	Secretary

SCHEDULE I

Information regarding each director and executive officer of the Reporting Persons is set forth below

REPORTING PERSON: JIM PATTISON LTD.

Name	Affiliation with Reporting Person	Principal Occupation or Employment	Citizenship
James A. Pattison	Director, Managing Director & President	Managing Director & President for The Jim Pattison Group	Canadian
Nick Desmarais	Director & Secretary	Managing Director, Legal Services & Secretary for The Jim Pattison Group	Canadian
Michael J. Korenberg	Director & Vice-President	Deputy Chairman & Managing Director for The Jim Pattison Group	Canadian
David Bell	Vice-President	Managing Director, Corporate Finance for The Jim Pattison Group	Canadian
Ryan Barrington-Foote	Vice-President	Managing Director, Accounting for The Jim Pattison Group	Canadian

The business address of each of the above persons is Suite 1800, 1607 West Cordova Street, Vancouver, British Columbia, Canada, V6C 1C7

REPORTING PERSON: GREAT PACIFIC CAPITAL CORPORATION

Name	Affiliation with Reporting Person	Principal Occupation or Employment	Citizenship
James A. Pattison	Director, Managing Director & President	Managing Director & President for The Jim Pattison Group	Canadian
Nick Desmarais	Director & Secretary	Managing Director, Legal Services & Secretary for The Jim Pattison Group	Canadian
Michael J. Korenberg	Director, Managing Director & Deputy Chairman	Deputy Chairman & Managing Director for The Jim Pattison Group	Canadian
David Bell	Vice-President	Managing Director, Corporate Finance for The Jim Pattison Group	Canadian
Ryan Barrington-Foote	Director & Vice-President	Managing Director, Accounting for The Jim Pattison Group	Canadian

The business address of each of the above persons is Suite 1800, 1607 West Cordova Street, Vancouver, British Columbia, Canada, V6C 1C7

REPORTING PERSON: GREAT PACIFIC FINANCIAL SERVICES LTD.

Name	Affiliation with Reporting Person	Principal Occupation or Employment	Citizenship
Nick Desmarais	Director & Secretary	Managing Director, Legal Services & Secretary for The Jim Pattison Group	Canadian
David Bell	Director	Managing Director, Corporate Finance for The Jim Pattison Group	Canadian
Ryan Barrington-Foote	Director & President	Managing Director, Accounting for The Jim Pattison Group	Canadian

The business address of each of the above persons is Suite 1800, 1607 West Cordova Street, Vancouver, British Columbia, Canada, V6C 1C7